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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------
                                  SCHEDULE 13D
                               (Amendment No. 11)

                      Under the Securities Exchange Act of 1934

                            THE VONS COMPANIES, INC.
                            ------------------------
                                (Name of issuer)

                     Common Stock, Par Value $.10 Per Share
                     --------------------------------------
                         (Title of class of securities)

                                  928869-10-6
                                 -------------
                                 (CUSIP number)

                             Michael C. Ross, Esq.
                             Senior Vice President
                                  Safeway Inc.
                           5918 Stoneridge Mall Road
                          Pleasanton, California 94588
                                 (510) 467-3000
                ----------------------------------------------
                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                   COPY TO:
                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                        San Francisco, California 94111
                                 (415) 391-0600

                                December 15, 1996
                                -----------------
          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement:  [ ]

                              Page 1 of 68 Pages
                           Exhibit Index is on Page 8





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                                    SCHEDULE 13D

CUSIP No. 928869-10-6

1.   Name of Reporting Person
     Safeway Southern California, Inc.

2.   Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                       (b) [ ]
3.   SEC Use Only

4.   Source of Funds
     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [ ]

6.   Citizenship or Place of Organization
     Delaware

               7.   Sole Voting Power
                    -0-
Number of
Shares         8.   Shared Voting Power
Beneficially        15,126,000
Owned By
Each
Reporting      9.   Sole Dispositive Power
Person              -0-
With
               10.  Shared Dispositive Power
                    15,126,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     15,126,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.  Percent of Class Represented by Amount in Row (11)
     34.4%

14.  Type of Reporting Person
     CO




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                                    SCHEDULE 13D

CUSIP No. 928869-10-6

1.   Name of Reporting Person
     Safeway Inc.

2.   Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                       (b) [ ]
3.   SEC Use Only

4.   Source of Funds
     WC/OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [ ]

6.   Citizenship or Place of Organization
     Delaware

               7.   Sole Voting Power
                    -0-
Number of
Shares         8.   Shared Voting Power
Beneficially        15,126,000
Owned By
Each
Reporting      9.   Sole Dispositive Power
Person              -0-
With
               10.  Shared Dispositive Power
                    15,126,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     15,126,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.  Percent of Class Represented by Amount in Row (11)
     34.4%

14.  Type of Reporting Person
     CO



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
          Safeway Southern California, Inc., a Delaware corporation ("SSCI"), and Safeway Inc., a Delaware corporation ("Safeway" and together with SSCI, the "Reporting Persons"), hereby amend and supplement as Amendment No. 11 the Statement on Schedule 13D filed on September 16, 1988 and all amendments thereto (as so amended, the "Schedule 13D"), relating to the Common Stock, par value $0.10 per share (the "Shares"), of The Vons Companies, Inc., a Michigan corporation (the "Company"). This Amendment No. 11 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D. Capitalized terms used herein and not defined have the same meanings ascribed to them in the Schedule 13D.

ITEM 2.   SECURITY AND ISSUER.

          Item 2 to the Schedule 13D is amended, in pertinent part, as follows:

          Effective on November 2, 1996, Safeway U.S. Holdings, Inc., a Delaware corporation and a former direct, wholly-owned subsidiary of Safeway, was merged with and into Safeway, and thereupon ceased to be a Reporting Person under the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 to the Schedule 13D is amended, in pertinent part, as follows:

          The information contained in Item 4 which describes the Merger Agreement (as defined below) is incorporated herein by reference. A copy of the Merger Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference in its entirety.

ITEM 4.        PURPOSE OF TRANSACTION.

          Item 4 to the Schedule 13D is amended, in pertinent part, as follows:

          On December 15, 1996, the Company, Safeway and SSCI Merger Sub, Inc., a Michigan corporation and wholly-owned subsidiary of SSCI ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). A copy of the Merger Agreement is filed herewith as Exhibit 2 and incorporated by reference herein. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

          The Merger Agreement provides, among other things, that Merger Sub will be merged with and into the Company (the "Merger"). The Company will be the surviving corporation in the Merger (the "Surviving Corporation") and, as a result thereof, will become a wholly owned subsidiary of SSCI and an indirect wholly owned subsidiary of Safeway. Pursuant to the terms of the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (excluding any Shares held directly or indirectly by the Reporting Persons which will be canceled) will be converted into the right to receive 1.425 shares of common stock, par value $0.01 per share, of Safeway (the "Safeway Common Stock"). In addition, each outstanding option to purchase Shares under the Company's



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employee stock option plans will be assumed by Safeway.  The directors of
Merger Sub (who are also the directors of SSCI) will continue to be the directors of the Surviving Corporation immediately prior to the consummation of the Merger. The officers of the Company will continue to be the officers of the Surviving Corporation immediately following the Merger. The Articles of Incorporation of the Surviving Corporation immediately following the Merger will be the Articles of Incorporation of the Company as in effect immediately preceding the Effective Time and the By-Laws of the Surviving Corporation immediately following the Merger will be the By-Laws of Merger Sub as in effect immediately preceding the Effective Time.

          Consummation of the Merger remains subject to certain conditions, including, but not limited to, (a) the approval of the Merger, the Merger Agreement and the transactions contemplated thereby at the meeting of the shareholders of the Company held for such purpose (the "Company Shareholders Meeting") by a majority of the outstanding Shares not held by the Reporting Persons or their affiliates and (b) satisfaction of regulatory requirements (including, but not limited to, compliance with applicable provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended). Safeway has agreed to vote or cause to be voted in favor of approval of the Merger, the Merger Agreement and the transactions contemplated thereby at the Company Shareholders Meeting all Shares beneficially owned by the Reporting Persons.
It is also a condition to the consummation of the Merger that the Purchase Agreement (as defined below) be in full force and effect in accordance with its terms and that no circumstance exists that would prevent the Repurchase (as defined below) from being consummated immediately following the effectiveness of the Merger. It is a further condition to the closing of the Merger that the shares of Safeway Common Stock issued in connection with the Merger be registered with the SEC and listed (subject to notice of issuance) on the New York Stock Exchange (the "NYSE"). Upon consummation of the Merger, the Shares will be delisted from the NYSE and the Company will no longer be subject to the reporting requirements of the Exchange Act of 1934, as amended.

          On December 15, 1996, and in connection with the execution and delivery of the Merger Agreement, Safeway entered into a Stock Repurchase Agreement (the "Purchase Agreement") with its principal stockholder, SSI Associates, L.P. ("SSI Associates"), a partnership affiliated with Kohlberg Kravis Roberts & Co. ("KKR"). Pursuant to the terms of the Purchase Agreement, immediately following the consummation of the Merger, Safeway will purchase (the "Repurchase") an aggregate of 15,000,000 shares of Safeway Common Stock (or warrants to purchase Safeway Common Stock) from SSI Associates, or other partnerships affiliated with KKR, at a price per share equal to the greater of
(i) $38.375 (the closing sales price of Safeway Common Stock on December 13,
1996) and (ii) the volume-weighted average sales price of Safeway Common Stock for the ten consecutive trading day period beginning on the twentieth trading day prior to the date first publicly announced by the Company as the date of the Company Shareholders Meeting. A copy of the Purchase Agreement is filed herewith as Exhibit 3 and incorporated by reference herein. The description of the Purchase Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Purchase Agreement.



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          Pursuant to the Merger Agreement, the Company and Safeway have agreed to carry on their respective businesses in the ordinary course of business and in a manner consistent with past practice, subject to certain limitations as specified in the Merger Agreement.

          On December 16, 1996, Safeway and the Company issued a joint press release announcing that they had executed the Merger Agreement. A copy of the press release is filed herewith as Exhibit 4 and is incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5(a) to the Schedule 13D is amended by replacing the first paragraph thereof with the following:

          (a) The Reporting Persons beneficially own an aggregate of 15,126,000 Shares, which represents approximately 34.4% of the outstanding Shares (based on 43,966,667 Shares outstanding at December 15, 1996, as represented to Safeway by the Company in the Merger Agreement). All of such Shares are held of record by SSCI. The Reporting Persons share the power to vote, or direct the vote, and to dispose or direct the disposition of, all such Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 to the Schedule 13D is amended, in pertinent part, as follows:

          The information contained in Item 4 which describes the Merger Agreement is incorporated herein by reference. A copy of the Merger Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference in its entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement dated as of November 9, 1993, which was filed as Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed on November 10, 1993 by the Reporting Persons and is incorporated by reference herein.

Exhibit 2 Agreement and Plan of Merger, dated December 15, 1996, by and among Safeway Inc., SSCI Merger Sub, Inc. and The Vons Companies, Inc. (without exhibits).

Exhibit 3 Stock Repurchase Agreement, dated December 15, 1996, by and between Safeway Inc. and SSI Associates, L.P.

Exhibit 4 Press Release dated December 16, 1996.



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                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1996

                                SAFEWAY INC.

                                By: /s/ Michael C. Ross
                                    ---------------------------
                                Name:  Michael C. Ross
                                Title: Senior Vice President - General Counsel


                                SAFEWAY SOUTHERN CALIFORNIA, INC.

                                By: /s/ Michael C. Ross
                                    --------------------------------
                                Name:  Michael C. Ross
                                Title: Vice President and Secretary



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                                    EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement dated as of November 9, 1993, which was filed as Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed on November 10, 1993 and is incorporated by reference herein.

Exhibit 2 Agreement and Plan of Merger, dated December 15, 1996, by and among Safeway Inc., SSCI Merger Sub, Inc. and The Vons Companies, Inc. (without exhibits).

Exhibit 3 Stock Repurchase Agreement, dated December 15, 1996, by and between Safeway Inc. and SSI Associates, L.P.

Exhibit 4 Press Release dated December 16, 1996.



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